Exhibit 99.2

March 9, 2015

Boards of Directors

Equitable Financial MHC
Equitable Financial Corp.
Equitable Bank
113 North Locust Street

Grand Island, Nebraska  68802

Re:                             Plan of Conversion and Reorganization

Equitable Financial MHC
Equitable Financial Corp.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Boards of Directors of Equitable Financial MHC (the “MHC”) and Equitable Financial Corp., a federal corporation.  The Plan provides for the conversion of the MHC into the capital stock form of organization.  Pursuant to the Plan, a new Maryland stock holding company named Equitable Financial Corp. (the “Company”) will be organized and will sell shares of common stock in a public offering.  When the conversion is completed, all of the capital stock of Equitable Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Equitable Bank’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Depositors.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)                                 the subscription rights will have no ascertainable market value; and,

(2)                                 the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com